UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

David S. Winter

40 North Management LLC

9 West 57th Street, 30th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

CUSIP No. 61748W108	Page 2 of 9 Pages

1	Names of Reporting Persons 40 NORTH MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,604,954
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,604,954
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,604,954
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.78%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 61748W108	Page 3 of 9 Pages

1	Names of Reporting Persons 40 NORTH INVESTMENTS LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,604,954
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,604,954
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,604,954
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.78%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 61748W108	Page 4 of 9 Pages

1	Names of Reporting Persons DAVID S. WINTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,604,954
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,604,954
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,604,954
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.78%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 61748W108	Page 5 of 9 Pages

1	Names of Reporting Persons DAVID J. MILLSTONE
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,604,954
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,604,954
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,604,954
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.78%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 61748W108	Page 6 of 9 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Investments LP, a Delaware limited partnership, David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on September 23, 2013 (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital to purchase the 1,604,954 Shares reported herein. The total purchase price for the Shares reported herein was $11,362,193.

CUSIP No. 61748W108	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Each of the Reporting Persons may be deemed to be the beneficial owner of 1,604,954 Shares, which represent approximately 4.78% of the Issuer’s outstanding Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of such Shares. Each of 40 North Investments, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 33,569,047 Shares outstanding as of November 6, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2013).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) 40 North Investments, or their respective subsidiaries or affiliated entities, for which 40 North Management or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e) January 16, 2014.

CUSIP No. 61748W108	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

CUSIP No. 61748W108	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2014	40 NORTH MANAGEMENT LLC

	By:	/s/ David S. Winter
David S. Winter
Member

	By:	/s/ David J. Millstone
David J. Millstone
Member

Date: January 17, 2014	40 NORTH INVESTMENTS LP
By 40 North GP LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Member

	By:	/s/ David J. Millstone
David J. Millstone
Member

Date: January 17, 2014	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: January 17, 2014	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone